04004174

SECU[...] COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-35891

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 23 2004 187 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Starmont Capital Limited

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 East Post Road

(No. and Street)

Cedar Rapids, Iowa 52304

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael G. Seyfer (319) 363-4336

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0401-0501870

Oath or Affirmation

I, Michael G. Seyfer, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Starmont Capital Limited, as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael G. Seyfer
President

Renae Goter
Notary Public

RENAE GOTER
NOTARIAL SEAL - STATE OF IOWA
COMMISSION NUMBER 723866
MY COMMISSION EXPIRES AUG. 8, 2006

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Independent Auditors' Supplementary Report on Internal Control

Financial Statements and Supplemental Information

Starmont Capital Limited
Year Ended December 31, 2003

Starmont Capital Limited

Financial Statements
and Supplemental Information

Year Ended December 31, 2003

Contents

0401-0501870

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

The Stockholder
Starmont Capital Limited

We have audited the accompanying statement of financial condition of Starmont Capital Limited as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starmont Capital Limited at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 13, 2004

Ernst & Young LLP

Starmont Capital Limited

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$118,695
Marketable security owned (cost of $60,755)	50,278
Dividends receivable	370
Due from parent	196,948
Deferred tax asset	2,987
Other	2,644
Total assets	$371,922
Liabilities and stockholder's equity	
Liabilities:	
Accrued expenses	$ 17,780
Stockholder's equity:	
Common stock, $.01 par value; 100,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	107,055
Retained earnings	247,077
Total stockholder's equity	354,142
Total liabilities and stockholder's equity	$371,922

See accompanying notes.

Starmont Capital Limited

Statement of Operations

Year Ended December 31, 2003

Revenues:	
Commissions	$ 88,336
Advisory fee income	69,842
Interest and dividends	5,535
Net realized and unrealized depreciation of investments	(91)
	163,622
Expenses – selling, general and administrative	77,643
Income before income tax expense	85,979
Income tax expense (benefit):	
Current	23,760
Deferred	(1,906)
	21,854
Net income	$ 64,125

See accompanying notes.

Starmont Capital Limited

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2003	$10	$107,055	$182,952	$290,017
Net income	–	–	64,125	64,125
Balance at December 31, 2003	$10	$107,055	$247,077	$354,142

See accompanying notes.

Starmont Capital Limited

Statement of Cash Flows

Year Ended December 31, 2003

Operating activities	
Net income	$ 64,125
Adjustments to reconcile net income to net cash provided by operating activities:	
Net realized and unrealized depreciation of investments	91
Deferred income tax benefit	(1,906)
Changes in operating assets and liabilities:	
Securities owned, net	6,241
Increase in dividend receivable	(10)
Increase in due from parent	(75,949)
Decrease in other assets	731
Increase in accrued expenses	1,230
Net cash used in operating activities	(5,447)
Cash and cash equivalents at beginning of year	124,142
Cash and cash equivalents at end of year	$118,695
Supplemental disclosure of cash flow information	
Cash paid to parent during the year for income taxes	$ 41,752

See accompanying notes.

1. Organization and Significant Accounting Policies

Starmont Capital Limited (the Company), a wholly-owned subsidiary of Starmont Corporation (the parent company), was incorporated in December 1984 and commenced operations as a registered broker/dealer in May 1986. The Company does not hold customer accounts and clears all customer transactions through another broker/dealer on a fully disclosed basis.

Investments are carried at fair value. Realized gains and losses are recognized using the specific identification method. The change in unrealized appreciation and depreciation on investments is included in the statement of operations. The Company's investment in common stock at December 31, 2003, consists of 1,000 shares of Merck & Co. Inc. and 120 shares of Medco Health Solutions, Inc.

Deferred income taxes ($2,987 deferred tax asset in 2003) had been provided to reflect the net tax effect of the temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Changes in the carrying amounts of deferred tax assets and liabilities generally related to the unrealized appreciation or depreciation of investments in common stock from period to period are reflected in the statement of operations.

The Company's president and only employee served the Company without compensation during the year ended December 31, 2003.

In connection with the preparation of its statement of cash flows, the Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Commissions and advisory fee income are recognized as such fees are earned.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2003, the Company's net capital and required net capital were $138,646 and $100,000 respectively, and its ratio of aggregate indebtedness to net capital was .13 to 1.

3. Income Taxes

The Company files a consolidated income tax return with its parent company. The Company will pay or receive benefit for its proportionate share of income taxes calculated on a separate return basis. The amount due to the parent for income taxes is $23,760 at December 31, 2003 and has been netted against due from parent on the statement of financial condition.

4. Lease Commitments

The Company leased its office premises under an operating lease extending through August 31, 2003. Rent expense under this operating lease for the year ended December 31, 2003 was $10,266.

Supplemental Information

Starmont Capital Limited

Computation of Net Capital – Part IIA

December 31, 2003

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$354,142
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity qualified for Net Capital		354,142
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits		
5.	Total capital and allowable subordinated liabilities		354,142
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (dividend receivable, due from parent and other assets)	$199,962	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		
	D. Other deductions and/or charges (deferred tax asset)	2,987	202,949
7.	Other additions and/or allowable credits		–
8.	Net capital before haircuts on securities positions		151,193
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments	–	
	B. Subordinated securities borrowings	–	
	C. Trading and investment securities:		
	1. Exempted securities	–	
	2. Debt securities	–	
	3. Options	–	
	4. Other securities – 15% haircut – common stocks	7,542	
	5. Other securities – 2% haircut – money market	1,540	
	D. Undue Concentration	3,465	
	E. Other	–	12,547
10.	Net Capital		$138,646

0401-0501870

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$ 1,185
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		100,000
13.	Net capital requirement (greater of line 11 or 12)		100,000
14.	Excess net capital (line 10 less 13)		38,646
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		136,868

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition	$ 17,780	17,780
17.	Add:		
	A. Drafts for immediate credit	–	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
	C. Other unrecorded amounts	–	–
19.	Total aggregate indebtedness		17,780
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		13%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		–

0401-0501870

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Starmont Capital Limited

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2003

There are no differences between the audited Computation of Net Capital included in this report and the corresponding schedules included in the Company's unaudited December 31, 2003 Part IIA FOCUS filing.

Statement Relating to Certain Determinations Required Under Rule 15c3-3 – Part IIA

December 31, 2003

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an X:
    A. (k)(1) – Limited business (mutual funds and/or variable annuities only) ______
    B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained ______
    C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm **Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation**. X
    D. (k)(3) – Exempted by order of the Commission ______

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Stockholders
Starmont Capital Limited

In planning and performing our audit of the financial statements and supplemental schedules of Starmont Capital Limited (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 13, 2004

Ernst & Young LLP